Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Richr Inc.
2627 NE 203rd St, Suite 201
Aventura, FL 33180
https://richr.com/

Up to $1,234,998.80 in Series Seed IV Preferred Stock at $2.30
Minimum Target Amount: $14,998.30

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Richr Inc.
Address: 2627 NE 203rd St, Suite 201, Aventura, FL 33180
State of Incorporation: DE
Date Incorporated: October 15, 2018

Terms:

Equity

Offering Minimum: $14,998.30 | 6,521 shares of Series Seed IV Preferred Stock
Offering Maximum: $1,234,998.80 | 536,956 shares of Series Seed IV Preferred Stock
Type of Security Offered: Series Seed IV Preferred Stock
Purchase Price of Security Offered: $2.30
Minimum Investment Amount (per investor): $499.10

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

Any client who sold a home with Richr will receive 10% bonus shares.

Combo/Avid Investor Perk

Early Bronze — Invest $1,000+ within the first two weeks and receive 5% bonus shares.

Early Silver — Invest $3,000+ within the first two weeks and receive 8% bonus shares.

Early Gold — Invest $5,000+ within the first two weeks and receive 12% bonus shares.

Early Platinum — Invest $8,000+ within the first two weeks and receive 13% bonus shares.

Early Diamond — Invest $10,000+ within the first two weeks and receive 15% bonus shares.

Mid Bronze — Invest $1,000+ between days 45-52 and receive 5% bonus shares.

Mid Silver — Invest $3,000+ between days 45-52 and receive 8% bonus shares.

Mid Gold — Invest $5,000+ between days 45-52 and receive 12% bonus shares.

Mid Platinum — Invest $8,000+ between days 45-52 and receive 13% bonus shares.

Mid Diamond — Invest $10,000+ between days 45-52 and receive 15% bonus shares.

Volume-Based Perks

Tier 1 Perk — Invest $1,000+ and receive $25.00 Richr Money Deposit.

Tier 2 Perk — Invest $3,500+ and receive a $105 Richr Money Deposit + 0.75% listing broker's fee when selling your home with Richr (Richr normal listing success fee of 1%).

Tier 3 Perk — Invest $5,000+ and receive all of above + Zoom session with founders, exclusive Meet the Team Dinner in Miami*, 2% cashback on purchase of any home + 3% bonus shares.

Tier 4 Perk — Invest $15,000+ and receive all of above + Miami Deep Sea Fishing Day Trip With the Executive Team* + 5% bonus shares.

Tier 5 Perk — Invest $25,000+ and receive all of above + 2 Box Seats For 1 Dolphins Reg Season Game at Hard Rock Stadium With the Executive Team* + 10% bonus shares.

Tier 6 Perk — Invest $50,000+ and receive 2 Lower Level Seats To a Reg Season Miami Heat Home Game At AA Arena With the Executive Team* + 15% bonus shares.

*Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient. Meetings with the Team, tickets to sports events, and deep-sea fishing trips are subject to Richr's schedule and availability and require prior confirmation from Richr.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Richr Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed IV Preferred Stock at $2.30 / share, you will receive 110 shares of Series Seed IV Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview:

Richr Inc. ("Richr" or the "Company") operates at the forefront of the residential real estate market, offering a tech-enabled, comprehensive solution that revolutionizes the way homeowners sell, close, and invest in real estate. At its core, Richr has innovated a "for sale by owner" model that simplifies the home selling process, enabling homeowners to list their properties with ease, close transactions efficiently, and subsequently invest their proceeds into high-yield savings accounts and other long term financial solutions. This model is designed to empower homeowners by providing them with the tools and resources needed to navigate the real estate market confidently and autonomously.

References to "Richr" or the "Company" shall be deemed to refer to the subsidiaries through which Richr operates, as applicable.

Business Model:

Richr's business model is centered around leveraging technology to streamline the real estate transaction process for homeowners. The Company operates through a multi-faceted approach:

Richr Homes: A platform that facilitates "for sale by owner" listings, allowing homeowners to market their properties without the need for traditional real estate agents. This service is supported by Richr MP Holdings DBA Richr Homes, a licensed real estate brokerage entity that provides the necessary legal and operational framework to list and sell properties.

Richr Money LLC: An investment advisory arm that offers homeowners the opportunity to invest their sale proceeds into high-yield savings accounts, long-term investment solutions in order to optimize their financial returns post-sale.

Richr Title LLC and Wealthy Title LLC: These entities provide title and escrow services, ensuring a smooth closing process for both buyers and sellers. By offering these services in-house, Richr streamlines the closing process, reducing costs and improving efficiency for its clients.

Richr's target customer base includes homeowners looking to sell their properties independently, seeking a more cost-effective and transparent selling process. The Company is currently licensed and active in Florida and holds title licenses in Colorado, Michigan, Illinois, and Arizona, with ambitious plans to expand its footprint to cover 50% of the U.S. market within the next 24 months.

A key component of Richr's expansion strategy is its partnership with RealManage, the third-largest HOA property management company in the U.S., which exemplifies Richr's approach to strategic collaborations that enhance its service offering and market reach.

Corporate Structure:

Richr Inc., the parent company, was incorporated in Delaware on October 15, 2018, and serves as the umbrella organization for its affiliated businesses, all of which are registered in the State of Delaware:

Richr MP Holdings LLC (DBA Richr Homes): Operates as the real estate brokerage arm of the Company, facilitating property listings and sales.

Richr Money LLC: Functions as the investment advisory division, guiding clients online in investing their real estate proceeds.

Richr Title LLC and Wealthy Title LLC: Provide comprehensive title and escrow services, streamlining the closing process for Richr's transactions.

Each of these entities plays a crucial role in delivering Richr's integrated real estate and financial services, working in concert to provide a seamless experience for homeowners. This corporate structure allows Richr to maintain a focused approach in each aspect of the real estate transaction process while ensuring the synergy across services maximizes value for its clients.

References to "Richr" or the "Company" shall be deemed to refer to the subsidiaries through which Richr operates, as applicable.

Competitors and Industry

Competitors

There are several online platforms that target For Sale By Owner sellers. One example is Homie.

Homie was founded in 2015 in South Jordan, Utah. Homie is an online real estate brokerage service that allows sellers to sell their homes for a lower commission. Homie offers sellers a way to list their homes, market their listings, negotiate, and close. However, Homie does not offer any kind of high-yield savings account and Homie is not a For Sale by Owner (FSBO) platform. The company employs fully licensed real estate brokers.

Industry

Richr targets primarily For Sale By Owner (FSBO) sellers who have the same customer profile as a self-directed investor. The estimated value of these markets is substantial, with key data points as follows:

Real Estate Market (FSBO Segment): We calculated that the FSBO market is a significant portion of the broader real estate industry. According to the National Association of Realtors (NAR), FSBO sales accounted for 10% of total home sales in 2021. In South Florida, the median FSBO home sales price was $407,000 in 2022. The total addressable market is $230B. With 35% of net proceeds left after mortgage payments, the total market opportunity of estimated net equity is $23B each year. This indicates a substantial market opportunity for companies like Richr that cater to FSBO sellers.

Wealth Management Market: The global wealth management market size was valued at $1.25 trillion in 2020 and is projected to reach $1.96 trillion by 2027, growing at a CAGR of 10.7% from 2021 to 2030, as per a report by Allied Analytics. 1% of Americans have a financial advisor. This growth is driven by increasing wealth among individuals, particularly in emerging markets. With this growing market and considering that no real estate firm or wealth management firm has created a solution to invest proceeds from the sale of a home, Richr uniquely positions itself as the go-to solution.

Overlapping Market of FSBO and Self-Directed Investors: Richr's unique positioning at the intersection of real estate and wealth management allows it to tap into a niche yet lucrative market segment. The self-directed investment market, part of the broader wealth management industry, is growing as more individuals take control of their financial investments. Platforms like Robinhood and Betterment have popularized self-directed investing, indicating a trend that aligns well with Richr's target market.

These markets present a significant opportunity for Richr, given our innovative approach to integrating real estate transactions with wealth management services. Our focus on technology and customer-centric solutions positions us well to capture a meaningful share of these markets.

Sources:

https://www.mordorintelligence.com/industry-reports/residential-real-estate-market-in-usa

https://www.rubyhome.com/blog/fsbo-stats/

https://www.realtor.com/research/2022-seller-buyers/#:~:text=Of%20all%20the%20homeowners%20who,and%20Baby%20Boomers%20(12%25)

https://www.investmentnews.com/industry-news/news/wealth-management-market-could-more-than-double-to-3-4t-during-this-decade-244791#:~:text=The%20global%20wealth%20management%20market,rate%20from%202021%20to%202030 https://www.nar.realtor/research-and-statistics/quick-real-estate-statistics

https://www.alliedmarketresearch.com/wealth-management-market

https://www.investopedia.com/terms/f/for-sale-by-owner.asp

https://www.axios.com/local/miami/2023/01/30/miami-home-sale-profits-2022

https://www.cnbc.com/2019/11/11/99percent-of-americans-dont-use-a-financial-advisor-heres-why.html

Current Stage and Roadmap

Our platform, Richr Homes, empowers homeowners to sell their properties directly, bypassing traditional brokerage fees, and subsequently invest their proceeds through Richr Money, our wealth management arm. As of 2023, we have generated $534,000 in annual revenue, demonstrating consistent growth from $174,000 in 2021 and $340,000 in 2022.

Current Stage

Our roadmap includes the development of Richr Marketplace 2.0 which is in the conceptual stage, enhancing our platform to merge real estate listings with financial literacy resources for homeowners, and the launch of Richr Money as a standalone app, which is also in the conceptual stage.

Product Roadmap and Future Projections

Near-Term Goals (Next 24 Months): Expand operational licensing into 8 additional states, aiming to process 2,000 real estate transactions. This expansion is based on our proven model in existing markets and anticipated regulatory approvals.

Richr Marketplace 2.0: We plan to update our platform to provide a comprehensive marketplace that not only showcases listings but also offers financial literacy to empower homeowners. This development is in the conceptual stage, with wireframes and initial coding set to commence in Q3 2024.

Richr Money App Development: The standalone app for Richr Money is in the conceptual phase, with a focus on providing a seamless interface for investment management post-home sale. Development is scheduled to start in Q3 2024.

Forward-Looking Projections

We project reaching $7M in revenue by 2026, driven by our expansion into new states and the introduction of Richr Marketplace 2.0 and the Richr Money app. These projections are based on our expected growth trajectory.

Our financial model anticipates a steady increase in COGS, maintaining a healthy gross margin as we scale. We are looking to expand our distribution channel by partnering with broker dealers and financial instituation so Richr can market to their clients. To do this we expect to engage with some banking consortiums.

Cautionary Note Regarding Forward-Looking Statements

These forward-looking statements are based on current expectations, estimates, and projections about our industry, management's beliefs, and certain assumptions made by management. Such statements are subject to risks and uncertainties that could cause actual performance or results to differ materially. We caution investors not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Richr Inc. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Team

Officers and Directors

Name: Glenn Orgin

Glenn Orgin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder, Director, Principal Accounting Officer
  Dates of Service: November, 2018 - Present
  Responsibilities: Glenn leads the company's strategic direction and oversee operations, focusing on capital-raising efforts on StartEngine to fuel growth and innovation. Glenn receives an annual salary of $90,000. He owns 60% of the company's equity.

- Position: President
  Dates of Service: November, 2018 - Present

Responsibilities: Responsible for the general supervision, direction, and control of the day-to-day business and affairs of the corporation, and assists in the direction and control of the board of directors

Name: Jason Rubin

Jason Rubin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and Chief Development Officer
  Dates of Service: August, 2020 - Present
  Responsibilities: Jason is responsible for developing and scaling the business model, forming strategic partnerships, and assisting in both short and long term execution plans for the company. He receives an annual salary of $90,000, owns 5% of the company's equity, and works full time for Richr.

Other business experience in the past three years:

- Employer: Law Officers of Jason R. Rubin
  Title: Principal
  Dates of Service: December, 2019 - Present
  Responsibilities: Jason founded this real estate law firm and serves as principal, requiring 5 hours of work a week.

Other business experience in the past three years:

- Employer: Rubin Real Estate Groups
  Title: Principal and Managing Member
  Dates of Service: December, 2014 - Present
  Responsibilities: Jason leads this family real estate office that purchases and leases Florida real estate, requiring only 1-2 hours of work per week.

Name: Serena Orgin

Serena Orgin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Compliance Officer and Title Agent
  Dates of Service: January, 2020 - Present
  Responsibilities: Serena holds the brokerage license and title license for Richr Homes and Richr Title, facilitating sales and closings. She receives an annual salary of $90,000 and owns 5% of the company's equity.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or

service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Series Seed IV Preferred Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on

one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Regulatory Risks
As an SEC registered investment adviser, Richr Money must adhere to strict regulatory requirements, including disclosure, reporting, and compliance standards. Changes in these regulations could increase operational costs or require adjustments to the business model, potentially impacting profitability. Failure to comply with these regulations could result in fines, legal action, or loss of license, which could significantly harm the business.

Market Risks
The performance of financial markets directly impacts the investment portfolios managed by Richr Money. Economic downturns, market volatility, or unexpected events can lead to declines in asset values and client returns. Managing these risks requires effective portfolio diversification and risk management strategies to mitigate potential losses. Declines in asset value and client returns could negatively impact the business.

Technology Risks
Richr Money relies heavily on technology for its operations, including client management, portfolio analysis, and cybersecurity. The risk of cyberattacks, data breaches, or system failures could disrupt operations, compromise client information, and damage the firm's reputation. Implementing robust cybersecurity measures and regularly updating

technology infrastructure are essential to mitigate these risks. Failure of Richr Money's systems, which could result from events beyond its control, or an inability to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, unanticipated disruptions in service to clients, liability to clients, regulatory sanctions or damage to Richr Money's reputation. Richr Money may be required to expend significant additional resources to modify its security and protective measures to investigate and remediate vulnerabilities or other exposures or to make required notifications, and Richr Money may be subject to litigation, regulatory sanctions and financial losses that are not insured.

Competition
The wealth advisory industry is highly competitive, with numerous firms vying for market share. Intense competition can lead to pricing pressures, reduced margins, and the need for continuous innovation to differentiate Richr Money's services. Building strong client relationships and offering unique value propositions are crucial to staying competitive in the market. There can be no assurance that Richr Money will be able to compete successfully against current and future competitors or that the competitive pressures that Richr Money faces will not materially and adversely impact its business, financial condition, and operating results.

Client Satisfaction
Client satisfaction is paramount in the wealth advisory business. Maintaining a high level of client service, transparency, and delivering on promises are essential to building long-term client relationships. Any issues with service quality, communication, or investment performance could lead to client dissatisfaction and potential loss of business, and adversely impact the business.

Operational Risks
Operational disruptions, such as system failures, errors, or fraud, can have significant consequences for Richr Money. Implementing robust internal controls, regular audits, and staff training may help mitigate these risks. These disruptions can result in financial losses, regulatory scrutiny, and reputational damage to the business.

Economic Risks
Changes in economic conditions, interest rates, or inflation may impact investment performance and client returns and adversely impact the business.

Liquidity Risks
Richr Money's ability to meet client redemptions depends on the liquidity of its investment portfolios. Illiquid investments or unexpected redemption requests could strain liquidity and impact the firm's ability to meet its obligations. Managing liquidity risk requires maintaining a balance between liquid and illiquid investments and having contingency plans in place. A failure to adequately manage liquidity risk may adversely impact the business.

Dependency on Key Personnel
Richr Money's success relies on the expertise and experience of its key personnel. Richr Money faces significant competition for qualified employees in its business and may not be able to retain its existing employees or fill new positions or vacancies created by expansion or turnover. The loss of key employees, such as portfolio managers or senior executives, and the failure to recruit a suitable replacement or replacements, could disrupt operations and impact client relationships. Succession planning and talent development are essential to mitigate the risk of dependency on key personnel.

Business Model Risks
Changes in the business environment, client preferences or regulatory requirements could require Richr Money to adapt its business model to such changes. Failure to anticipate or respond to these changes effectively could adversely impact Richr Money's financial performance and competitiveness. Regularly reviewing and adjusting the business model to align with market trends and client needs is essential to mitigate these risks.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Glenn Orgin	5,000,000	Common Stock	97.62%

The Company's Securities

The Company has authorized Common Stock, Series Seed I Preferred Stock, Series Seed II Preferred Stock, Series Seed III Preferred Stock, and Series Seed IV Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 536,956 of Series Seed IV Preferred Stock.

Common Stock

The amount of security authorized is 9,919,303 with a total of 7,365,536 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 49,441 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,131,554 shares to be issued pursuant to stock options issued.

Board Composition. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Common Stock, voting exclusively and as a separate class.

Series Seed I Preferred Stock

The amount of security authorized is 158,704 with a total of 158,704 outstanding.

Voting Rights

There are no voting rights associated with Series Seed I Preferred Stock.

Material Rights

There are no material rights associated with Series Seed I Preferred Stock.

Series Seed II Preferred Stock

The amount of security authorized is 379,569 with a total of 379,569 outstanding.

Voting Rights

There are no voting rights associated with Series Seed II Preferred Stock.

Material Rights

There are no material rights associated with Series Seed II Preferred Stock.

Series Seed III Preferred Stock

The amount of security authorized is 793,028 with a total of 793,028 outstanding.

Voting Rights

There are no voting rights associated with Series Seed III Preferred Stock.

Material Rights

There are no material rights associated with Series Seed III Preferred Stock.

Series Seed IV Preferred Stock

The amount of security authorized is 726,500 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed IV Preferred Stock.

Material Rights

As of the effective date of this Third Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "Series Seed Preferred Stock"

The Series Seed I Preferred Stock, the Series Seed II Preferred Stock, the Series Seed III Preferred Stock, and the Series Seed IV Preferred Stock may collectively be referred to as the "Series Seed Preferred Stock". Each series of Preferred Seed Series Stock has the following rights, powers and privileges, and restrictions, qualifications and limitations.

Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not: alter the rights, powers or privileges of the Preferred Stock; authorize or create any new class or series of capital stock having rights, powers, or privileges that are senior to or on a parity with any series of Preferred Stock; redeem or repurchase any shares of Common Stock or Preferred Stock; declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; or liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) applicable the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

For further information on material rights, please see the Company's Third Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

What it means to be a minority holder

As a minority holder of Series Seed IV Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the

Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed III Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,849,994.56
  Number of Securities Sold: 793,828
  Use of proceeds: Development of Richr.com, as well as licensing and development of Richr Money.
  Date: May 19, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed I Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 158,704
  Use of proceeds: Development of Richr.com
  Date: December 27, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed II Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 379,569
  Use of proceeds: Development of Richr.com
  Date: December 27, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $534,553, about a 61.26% increase compared to fiscal year 2022 revenue of $331,492. This was primarily due to an increase in pricing, and an increase in transactions.

Cost of Revenue

Cost of sales in 2023 was $88,346, an increase of approximately $50,000, from costs of $49,696 in fiscal year 2022. This increase was predominately due to the fact that we saw increased revenue.

Gross margins

2023 gross profit margin was 83.48% compared to 85.00% in 2022. We believe this slight decrease is nominal, given that our costs of revenue increased slightly more than our increase in revenue.

Operating Expenses

The Company's expenses consist of, among other things, advertising and marketing, general and Administrative, payroll, contractor expenses, and software expenses.

Total operating expenses in 2023 were $1,334,794 compared to $1,441,981 in 2022. This was primarily driven by a significant decrease in our software expenses and a slight decrease in payroll.

Historical results and cash flows:

The Company is currently generating revenue. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future. In other words, we believe that our revenue will continue to grow.

Past cash was primarily generated through one-time fees, a percentage of the home sale price, 1% of the transaction, and for Richr Money - 0.38% of AUM per annum. There is minor revenue on Richr HomeOwner Insurance where we earn a commission on the premium of the homeowners' policy.

Our goal is to complete 500 transactions over the next 18 months. For Richr Money specifically, we aim to see this vertical produce a minor share of the revenue of the other streams. We only hope to offer additional financial services - in addition to high-yield savings and money market investment accounts - such as life insurance, 529 accounts, retirement accounts, etc. Our main objective is to expand Richr's product markets.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2024, the Company has capital resources available in the form of $100,000 in cash, with monthly deposits of roughly $100,000 from an investor.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, about 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 24 months. Our goal is to be cash flow positive before the end of the 24 months. This is based on a current monthly burn rate of $60,000 for staff employment, marketing, rent, insurance, licensing, accounting, platform engineering, and administration.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for indefinite. This is based on projected monthly expenses of $150,000 to $200,000 to be used towards further technology development, national marketing, increased operational costs, and costs related to plans for national expansion.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a potential equity raise at the end of 2026 to catalyst our business into the rest of the country.

Indebtedness

- Creditor: Aventura Medical Executive Office
  Amount Owed: $54,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2024
  The Company leases office space from Aventura Medical Executive Office, which is owned by Faith Investment Properties, one of Richr Inc.'s investors. The total leased value was $54,000 for each year ended and the lease expires on December 31, 2024.

Related Party Transactions

- Name of Entity: Aventura Medical Executive Office
  Names of 20% owners: Faith Investment Properties
  Relationship to Company: Faith Investment Properties is an investor is Richr Inc.
  Nature / amount of interest in the transaction: The Company leases office space from Aventura Medical Executive Office, which is owned by Faith Investment Properties, one of Richr Inc.'s investors.
  Material Terms: The total leased value was $54,000 for each year ended and the lease expires on December 31, 2024. Additionally, Faith Investment Properties has an arrangement with Richr Inc, that FIP Management will compensate Mr. Glen Orgin, CEO of Richr Inc., for his full-time performance with Richr Inc. The monthly payment to Mr. Orgin is $7,500, and will remain until Mr. Origin ceases to dedicate professional time to Richr Inc. or the agreement is amended in writing. The Agreement was effective February 1st, 2023.

Valuation

Pre-Money Valuation: $20,002,725.10

Valuation Details:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Our $20,000,000 valuation is supported by a review of relevant industry revenue multiples, our revenue growth projections, as well as factoring in our growth since our last fundraising round. Our decision to expand into Arizona, Michigan, Illinois, and Colorado is underpinned by our analysis of lead generation potentials and conversion rates based on our similar historical performance, detailed below. This clarity showcases how we believe we're positioned to meet our ambitious sales targets of 235 homes in the next 12 months and 968 homes by the end of 24 months.

Industry Revenue Multiples

Microcap provided additional explanation to a variety of growth startups. High Growth companies are characterized by seeing 30% - 100% year-over-year (YoY) revenue growth and have received 5x-10x multiples while Super High Growth companies are distinguished by 100% - 300% revenue growth YoY, receiving 10x-15x multiples. Based on our sales and revenue projections of 195% revenue growth for the 12 months post-closing, and as outlined below, we believe a revenue multiple of 12.6x is appropriate.

Source: https://microcap.co/startup-valuation-revenue-multiple/

Revenue multiples have varied depending on the specific segment with further justification for a 12.6x multiple based on projections.

Source for 12.6x multiple: https://www.logicboostlabs.com/blog/2020/02/17/calculating-valuation-for-your-startup#:~:text=The%20multiple%20is%20negotiated%20between,your%20startup%20in%20these%20calculations!

Sales & Future Revenue Projections

In the first 12 months following the raise, Richr intends to invest in marketing and sales which is projected to yield approximately $1.6M in revenue, post-funding. This is a result of the closing of approximately 235 new transactions, as outlined below. This would be almost a 200% increase in revenue YoY which, based on the guidance provided by Microcap, would put Richr in the "Super High Revenue Growth" category and reflect a multiple that is within the 10x-15x revenue range. This coupled with the fact that Richr will be issuing preferred shares, supports Richr's valuation for purposes of this raise.

Our expansion strategy is designed to capitalize on the lead generation capabilities of PPC, Zillow, and organic traffic channels. The conversion rates used herein have been taken from Richr's actual conversion rates from 2023.

<u>1. PPC Leads</u>

First 12 Months post raise: We project to obtain 25,500 PPC leads through investment in our expanded marketing campaign efforts.

Months 12 to 24: An increase to 71,250 leads by expanding into four additional States.

PPC Conversion ratios:
Conversion to Listing: 7.5%
Conversion to Sale: 9%

PPC: Over the first 12 months, 25,500 leads could result in approximately 1,912 listings (25,500 * 7.5%), leading to 172 sales (1,912 * 9%) * $8425 year 1 LTV = $1,449,100. From months 12 to 24, 71,250 leads could result in approximately 5,344 listings, leading to 481 sales.

<u>2. Zillow Leads:</u>

First 12 Months post raise: We expect to generate 5,666 leads.

Months 12 to 24: Projected to rise to 15,833 leads by expanding into four additional States.

Zillow Conversion ratios:
Conversion to Listing: 2%
Conversion to Sale: 14.3%

Zillow: In the first 12 months, 5,666 leads could lead to approximately 113 listings (5,666 * 2%), resulting in 16 sales (113 * 14.3%) x $8425 year 1 LTV= $134,800. From months 12 to 24, 15,833 leads could lead to approximately 317 listings, resulting in 45 projected new sales.

<u>3. Organic Traffic Leads:</u>
First 12 Months post raise: We expect to generate 2,879 leads.

Months 12 to 24: Growth to 8,173 leads by expanding into four additional States.

Organic Traffic:
Conversion to Listing: 0.7%

Conversion to Sale: 8.7%

Organic: Over the first 12 months, 2,879 leads could translate into approximately 356 listings (2,879 * 12%), leading to 30 sales (356 * 8.7%). From months 12 to 24, 8,173 leads could result in approximately 980 listings, leading to 85 projected new sales.

Sales Projections Based on Conversion Ratios

Applying our conversion ratios to these lead figures allows us to forecast the following number of home sales:

1. Calculating Expected Home Sales:
By applying the above conversion ratios to our projected leads, we calculated the expected number of homes sold.

Please note there is a growth rate added to our conversion rate that represents the increase in efficiencies of our outbound sales team in conversion over the 12-month periods.

2. Achieving Our Sales Targets:
Combining these projections, we're confident we can close 235 homes within the next 12 months and reach our goal of 968 homes sold by the end of 24 months.

These projected sales based on historical conversion rates produce a 12-month, post-closing revenue of approximately $1.6M.

Growth Since our last Fundraising Round

Our last round at a $16M pre-money valuation serves as further justification for our $20M valuation. Our previous round produced almost $2M in capital funding and serves as a benchmark for our current valuation - since then, we've doubled revenue and then grew at 50% in 2023. These figures underscore the market's readiness to value innovative companies like Richr at higher multiples, particularly with growth prospects, unique market positions, and technological innovations.

Conclusion

Based on the above, we believe our $20,002,725.10 valuation is reasonable.

Richr may use the same or different methods of valuation to value RICHR and its equity securities in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.30 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.80, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Marketing
  49.0%
  We intend to use these funds for advertising spend.
- Company Employment
  17.0%
  We plan to hire two business development roles per state, two title agents per state, a money manager, and VP of Sales.
- Technology
  9.0%
  We plan to use these funds for the Richr Money API Suite on the new marketplace that we are planning to build.
- Expansion
  18.0%
  We anticipate 18% of the funds to be used for the cost of expanding into additional states. This includes legal fees, licensing costs, office costs, etc.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://richr.com/ (https://richr.com/blog/invest/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/richr

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Richr Inc.

[See attached]

RICHR INC.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: RIHCR INC. Management

We have reviewed the accompanying consolidated financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2022 & 2023 and the related consolidated statements of operations, consolidated statement of changes in shareholder equity, and consolidated statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 16, 2024

RICHR INC CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2,023	**2,022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	174,345	634,047
Accounts Receivable - Trade	-	980
Accounts Receivable - Shareholder	100,000	749,996
Prepaid Expenses	-	2,377
Total Current Assets	274,345	1,387,401
Application Development cost net of Accumulated Depreciation	6,646	36,650
Intellectual property net of Accumulated Amortization	42,273	46,145
Total Non-Current Assets	48,919	82,795
TOTAL ASSETS	323,264	1,470,196
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	139,401	246,829
Payroll Liabilities	-	25,593
Escrow Liability	67,237	192,464
Other Liabilities	-	-
Total Current Liabilities	206,638	464,886
Non-Current Liabilities:		
Notes Payable	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	206,638	464,886
EQUITY		
Common Stock	51	51
Preferred Stock	13	13
Additional Paid in Capital	2,853,637	2,853,637
Member's Capital	-	100
Retained Earnings	(1,848,492)	(688,307)
Accumulated Deficit	(888,582)	(1,160,185)
Total Equity	116,626	1,005,309
TOTAL LIABILITIES AND EQUITY	323,264	1,470,195

RICHR INC CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2,023	**2,022**
Revenue	***534,553***	***331,492***
Service Income	204,690	113,993
Commission Income	57,317	5,991
Title Service Income	272,363	211,408
Other Income	183	100
Cost of Revenue	***88,346***	***49,696***
COGS- Photography	4,920	957
COGS- Showings	1,473	602
COGS- Order Fees	39,368	9,733
COGS- Other	42,585	38,404
Gross Profit	***446,207***	***281,796***
Operating Expenses		
Advertising and Marketing	258,663	217,875
General and Administrative	203,394	121,623
Payroll Expenses	441,200	527,968
Contractor Expenses	86,964	118,791
Commision Expense	50,009	
Software Expenses	167,748	293,925
Interest Expense	-	-
Rent and Lease	92,940	-
Depreciation	30,004	157,927
Amortization	3,872	3,872
Total Operating Expenses	***1,334,794***	***1,441,981***
Operating Income (loss)	**(888,586)**	**(1,160,185)**
Other Income	-	-
Other Expense	-	-
Total Other Expense	**-**	**-**
Earnings Before Income Taxes	(888,586)	(1,160,185)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	**(888,586)**	**(1,160,185)**

RICHR INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2,023	**2,022**
OPERATING ACTIVITIES		
Net Income (Loss)	(888,586)	(1,160,185)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	30,004	157,927
Amortization	3,872	3,872
Accounts Payable and Accrued Expenses	(107,425)	228,726
Accrued Liabilities	(150,821)	197,838
Inventory	-	-
Accounts Receivable	980	(980)
Accounts Receivable - Stockholder	649,996	525,002
Prepaids	2,377	-
Other	-	5,881
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	428,984	1,118,267
Net Cash provided by (used in) Operating Activities	(459,603)	(41,918)
INVESTING ACTIVITIES		
Application Development Cost	-	-
Intellectual property	-	-
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Preferred Stock/Member contributions	-	2
Additional Paid in Capital	(100)	424,996
Debt Issuance	-	-
Payment on debt	-	(32,997)
Net Cash provided by (used in) Financing Activities	(100)	392,001
Cash at the beginning of period	634,047	283,965
Net Cash increase (decrease) for period	(459,703)	350,083
Cash at end of period	174,345	634,048

RICHR INC CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

Statement of Changes in Shareholder Equity							
	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/22	5,121,912	51	1,158,462	12	2,428,642	(344,101)	2,084,604
Issuance of Common Stock	-	-	172,839	2	424,996	(344,206)	80,791
Additional Paid in Capital	-	-	-	-	100	-	100
Net Income (Loss)	-	-	-	-	-	(1,160,185)	(1,160,185)
Ending Balance 12/31/2022	5,121,912	51	1,331,301	13	2,853,738	(1,848,492)	1,005,311
Issuance of Common Stock	-	-	-	-	-	-	-
Additional Paid in Capital	-	-	-	(100)	-	-	(100)
Net Income (Loss)	-	-	-	-	-	(888,586)	(888,586)
Ending Balance 12/31/2023	5,121,912	51	1,331,301	(87)	2,853,738	(2,737,079)	116,624

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Richr, Inc ("the Company") was formed in Delaware on October 15th, 2018. The Company is revolutionizing the real estate and wealth management sectors by offering an integrated platform that simplifies the home selling process and provides wealth management services. The Company's innovation approach combines traditional real estate brokerage service with financial advisory, leveraging technology to enhance customer experience and efficiency. The Company's headquarters is in Miami, Florida. The Company's primary customers are homeowners in the United States, specifically targeting those interested in selling their homes independently (For Sale By Owner market) and seeking opportunities to optimize their financial outcomes from the sale. The Company aims to disrupt the traditional real estate model by offering a more cost-effective and transparent solution for home sellers, while also providing an opportunity to invest their home equity for wealth generation.

The Company also wholly-owns the following subsidiaries, Richr MP Holdings and Richr Ins Holdings, both are Delaware entities and were formed on January 3, 2020, Richr Title LLC, a Delaware entity formed on May 18, 2020, Wealthy Title, LLC a Delaware entity formed on October 11, 2021, and Richr Money LLC a Delaware entity formed on January 13, 2022.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results

4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, Richr MP Holdings, Richr Ins Holdings,, Richr Title LLC, Wealthy Title, LLC and Richr Money LLC. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities

in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $634,047 and $174,345 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the customers which services are provided to may have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), over Goodwill and Other costs. ASC 350 requires Software Development costs incurred in the application development stage be capitalized and amortized over the estimated useful life, typically ranging from 3 to 7 years. Additionally. ASC requires Intellectual property with a finite life is amortized over the estimated useful life and tested for impairment if there are any indications of impairment. There was no impairment for December 31, 2022 and 2023

A summary of the Company's Intangible asset is below.

Intangible Asset Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Intellectual Property	15	58,084	(15,811)	-	42,273
Application	3	506,443	(499,797)	-	6,646

Development cost					
Grand Total	-	**564,527**	**(515,608)**	-	**48,919**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates income through four revenue streams: Brokerage (Commission) revenue, Title/settlement revenue, Commission income related to homeowners insurance, and Service income related to Assets under Management.

The Company's primary performance obligation is the delivery of products. For Brokerage and Title/Settlement revenue, revenue is recognized at the time of the closing of the sale of the Property. For Service Income Related to Assets Under Management (ASU), the Company recognizes revenue monthly based on the total ASU. For commission income related to homeowners' insurance, the Company recognizes revenue upon the binding of the policy.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. As of December 2022 the company had 400,150 shares which had not vested. The company measures the stock options based on the Company's most recent 409A valuation at the time of the grant date. The Market value for grants issued was $0.03.

Income Taxes
The Company is subject to corporate income and state income taxes in the state it does business. For the tax year ending 2022 the Company had $1,160,185 loss that will be carried over to a future period. The Company has not filed its tax returns for the year ending 2023 as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. .

The Company leases office space from Aventura Medical Executive Office, which is owned by Faith Investment Properties, one of Richr Inc.'s investors. The total leased value was $54,000 for each year ended and the lease expires on December 31, 2024..

Additionally, Faith Investment Properties has an arrangement with Richr Inc, that FIP Management will compensate Mr. Glen Orgin, CEO of Richr Inc., for his full-time performance with Richr Inc. The monthly payment to Mr. Orgin is $7,500, and will remain until Mr. Origin ceases to dedicate professional time to Richr Inc or the agreement is amended in writing. The Agreement was effective February 1st, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any loans or convertible notes as the year ended December 31st 2022 and 2023.

NOTE 6 – EQUITY

The Company has authorized 8,715,111 of common shares with a par value of $0.00001 per share. 5,121,912 shares were issued and outstanding as of 2022 and 2023

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

As of December 31, 2023, the Company had authorized 1,392,305 shares of Preferred Stock with a par value of $0.00001 per share. The Company had designated all shares of Preferred Stock as Series Seed Preferred Stock, 1,331,301 shares of which were issued and outstanding.

Voting: The holders of Preferred stock have no voting rights.

Dividends: The holders of Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. All dividends shall be declared pro rata on Common Stock and Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders on an as-converted to Common Stock basis.

Conversion: The holders of Preferred Stock have the right to convert shares of Preferred Stock into shares of Common Stock into number of fully paid and nonassessable shares of Common Stock as is determined by devising the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The rate at which shares of Preferred Stock convert into shares of Common Stock are subject to adjustment as the result of certain dilutive issuances, stock splits, stock combinations and certain other circumstances.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, or Deemed Liquidation Event the holders of shares of Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the holders of Common Stock in respect thereof, the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up of the Company, or Deemed Liquidation Event.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 16, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF RICHR

A seamless solution for turning a home sale into generational wealth

Richr streamlines the process of selling your home, closing the transaction, and also helps sellers invest their home sale proceeds. We are currently licensed to operate in five states, have significant YoY growth, a current annual run rate of $534K, and have already raised ...

Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


richr
Maximize Property Potential: Sell with Ease
Experience the seamless and best class services made just for you

$0 Raised

REASONS TO INVEST

- With title and RE brokerage services in 5 states, we believe we have a path to nationwide scalability, with a goal to provide our services in more than 40% of the US by 2026.
- Richr has partnered with RealManage, the 2nd largest property manager in the US, becoming the preferred broker, title agent, & wealth management provider for 1M+ HOA clients across the US with 7% selling annually.
- Proven traction, revenue, & growth with 58% YOY revenue growth, (currently at $534k in 2023), 65% gross margin, more than $125M seller proceeds processed, $2.5M seller savings & Richr Money platform has $647K AUM.

Get Equity
$2.30 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$499.10	$20M

TEAM



Glenn Orgin • CEO, President, Co-Founder, Director, Principal Accounting Officer

Glenn Orgin, a seasoned real estate and tech expert, founded Richr to revolutionize home selling and wealth management. Under his leadership, Richr rapidly gained recognition for its innovative approach and cost-effective solutions nationwide.



Jason Rubin • Co-Founder and Chief Development Officer

Jason brings a unique blend of legal & investment expertise to revolutionize real estate, making it more streamlined, equitable, and accessible for everyone. Jason also works 5 hours a week as the Principal for Law Officers of Jason R. Rubin and 1-2 hours a week ...

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Serena Orgin • Compliance Officer and Title Agent

Serena is Richr's broker and lead title agent. Her meticulous attention to detail reinforces Richr's reputation as a responsible player in the industry.

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richr

$534K
Revenue in 2023

$125M+
Seller proceeds processed

$2.5M
Seller Savings from Richr

58%
YoY growth (2022 - 2023)

65%
Gross margins

$647K
Estimated seller proceeds invested via Richr Money*

*as of 02/01/2024

THE PROBLEM & OUR SOLUTION

Richr: Redefining Home Sales and Wealth Building

Homeowners today lack an affordable way to market and sell a home without being subject to aggressive fees, limiting their ability to maximize profits.


The Problem With Traditional Real-Estate
Higher Broker Fees
No Action Plan for Home Sale Proceeds
Sellers are Apprehensive & Vulnerable

A real estate stronghold by the National Associations of Realtors prevents home owners from selling a home using the Multiple Listing Service (MLS) without offering both Buyer's and Seller's agent commissions, often times resulting in the seller paying as much as 6% in seller fees. This represents as much as $84 billion a year in commissions that could have been retained by home sellers.

Home sellers lack trust in traditional real estate broker model.

99% of the US do not have a financial advisor. Selling a home is often the largest and most important liquidity event in a person's life, and sellers are left alone to devise an action plan for their proceeds.


Richr Is a Modern Day
All-in-One Platform Providing:
Tech-Enabled Real Estate Brokerage
Digital Title, Escrow & Settlement Agency
Registered as an Investment Adviser

**Image shown above is a stock image used for demo purposes and is not a property of Richr*

Richr empowers home sellers to market, negotiate, and close home sales for just 1% and, nurtures lasting relationships by providing timely investment solutions for the home sale proceeds.

Richr Homes' clients are awarded seamless access to list their home on the MLS and hundred of syndicated sites without employing or commissioning agents, saving the home seller thousands and empowering them to take control.

Richr Title clients experience a secure, efficient, and hassle-free closing process from the comfort of their own home. Expert, trustworthy and reliable support; a seamless experience from start to finish.

Richr Money is a pioneer in wealth management, helping home sellers responsibly invest their new found wealth. Richr Money offers risk weighted solutions for its clients that allow them to grow their wealth, and continue what is already a partnership based on trust and transparency.

We have proven that a relationship built on **TRUST** created during a home sale with Richr Homes is the **KEY** to unlocking large investments in digital wealth management solutions. Our unique approach ensures that when home sellers choose Richr, they're not just transacting, but forging a lifelong partnership. Richr Money was created to maximize wealth for home sellers by providing financial guidance to fund our clients' future. Today Richr Money offers responsible investment solutions for home seller proceeds. In the future, Richr plans to offer all the financial tools needed for wealth preservation and growth, such as Roth IRA, Life Insurance, Property Insurance, and other necessary banking and insurance products.

Richr Money

The Future of Real Estate

Early to market providing investment solutions for home sale proceeds; automating the process from digital escrow to intelligent investments

Richr Money is **SEC registered to trade in all 50 States** and is partnered with leading providers

Richr Money **offers High-Yield Savings Accounts, Stocks, Bonds, ETFs, and Funds**, helping every type of seller put their home sale proceeds to work

~20%
Richr Home Sellers invest proceeds with Richr Money

$110K
Average initial Richr Money deposit amount

$647K+
Investment in Richr Money for 2023

HOW IT WORKS

Sellers have a partner in Richr throughout the entire process

1. Richr Homes lists property on the MLS with no upfront cost and a cancel anytime agreement
2. Richr Homes facilitates buyer offers and assists with sale negotiations
3. Seller goes under contract to sell their home with contracted buyer
4. Richr Money marketing campaign commences
5. Richr Money opt-in and onboarding
6. Richr Title closes the home sale transaction
7. Richr Money Account is Funded, maintaining Richr's relationship with the Seller

Client 1

Richr Homes, Richr Title and Richr Money Client

Palm Beach Gardens, FL

$244,685

Richr Money Investment

Description of Services:

- Came to Richr organically via Google search (Richr Blog)
- Opted into Richr Homes (1%), Richr Title & Richr Money High Yield Savings Account

Client 2

Richr Homes, Richr Title and Richr Money Client

Port Saint Lucie, FL

$7,320

Richr Money Investment

Description of Services:

- Discovered Richr as the result of PPC (Google) AdWords
- Opted into Richr Homes (1%), Richr Title & Richr Money low-risk fund

**These case studies may not be representative of the experience of other customers and are not a guarantee of future performance or success.*


Revenue Model
Historical Revenue
$174K
2021
$340K
2022
$534K
2023
Consistent YoY Traffic Growth
45K
Visitors
2021
182K
Visitors
2022
204K
Visitors
2023
Improvements to richr.com and acquisition tactics have driven more richr.com visitors
Richr Homes
1% + $499
Brokerage Fee
Process Fee
Richr Title
70% + $899
Title Insurance Fee
Title Settlement Fee
Richr Money
0.50% - 1.00%
Fee on Assets Under Management

Our model generates revenue by facilitating the entire home sale transaction and providing services that extend well beyond the day a home sale finalizes.

THE MARKET & OUR TRACTION

The Business Opportunity

Richr has created **one of the first vertically integrated solutions** that empowers home sellers to sell fast, save more and turn home proceeds into intelligent investments creating long-term financial relationships with our clients.

Richr’s target market is worth **$23 billion**, representing the Annual Investable Seller Proceeds from unrepresented home sellers.

By expanding nationally, and continuing to focus on increasing the lifetime value (LTV) of the client relationship, we believe Richr is well-positioned to **capitalize on the real estate industry.**

richr

$534K
Revenue in 2023

$125M+
Seller proceeds processed

$2.5M
Seller Savings from Richr

58%
YoY growth (2022 - 2023)

65%
Gross margins

$647K
Estimated seller proceeds invested via Richr Money*

**as of 02/01/2024*

Richr has a competitive edge over competitors with benefits such as:

- A one-stop solution for RE Brokerage, Title/Closing, and Escrow services
- Wealth management and investment solutions
- Provides homeowners insurance
- No upfront costs, only pay at closing
- Ability to cancel anytime

WHY INVEST

Join the Richr Revolution

Richr empowers home sellers with **enduring value**, not just during their real estate transactions, but continuously into the future, ensuring lasting benefits for both parties rather than one-time gains.


Why Richr?
Closing & Title Insurance Expertise
Strategically penetrates markets that allow for high title adoption rates
Plans for National Expansion
Plans for entry into select into select strategic states and validating our Go-to-Market strength
Multifaceted Marketing Funnel
Closes homes from a number of lead sources and has a proven playbook for generating new leads
Diversified Lead Sources
Augmenting our robust lead funnel. A pivotal RealManage alliance fuels our growth in the dynamic HOA market
Flywheel
Long term relationship with Seller yields opportunities to sell new products & services

Image shown above is a stock image used for demo purposes and is not a property of Richr

Seeking your investment

Richr is seeking your investment. Together, with this strategic infusion of capital, we believe can propel Richr's growth, helping us to **expand into 4 new states** and accelerate our path to profitability. Your investment is crucial in helping us bolster our team, enhance operations, amplify our marketing and sales initiatives, and ensure a robust cash reserve for financial resilience. Together our goal is to emerge as a pioneer in the real estate market, uniquely positioned for remarkable growth and substantial ROI.

Eldon Raines
6 reviews
★★★★★ a year ago

I was skeptical, but went with Richr based on the other positive reviews knowing I'd save thousands in commissions from a traditional listing service. I honestly didn't expect them to do much. I was very pleasantly surprised, as the whole team was very helpful and put in a lot of more work than I expected to get my home closed. Wendy and Serena are superheroes! Great experience all around. If you're in the fence, get off and go with Richr. I'm glad I did.

scott carpenter
1 review
★★★★★ 5 months ago

Serena and her team handled the sale of our home so professionally. We couldn't be more happy with the results. Using Richr saved us $15,000 in closing costs.

Having a Realtor who also is a title agent is one of the benefits I didn't put much thought into, but it saved money and made the process much easier.

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

ABOUT

HEADQUARTERS
2627 NE 203rd St, Suite 201
Aventura, FL 33180

WEBSITE
View Site

Richr streamlines the process of selling your home, closing the transaction, and also helps sellers invest their home sale proceeds. We are currently licensed to operate in five states, have significant YoY growth, a current annual run rate of $534K, and have already raised $2.8M.

TERMS

Richr

Overview

PRICE PER SHARE
$2.30

VALUATION
$20M

DEADLINE
Jun. 19, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$499.10

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.80

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
6,521

SHARES OFFERED
Series Seed IV Preferred Stock

MAX NUMBER OF SHARES OFFERED
536,956

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

Any client who sold a home with Richr will receive 10% bonus shares.

Combo/Avid Investor Perk

Early Bronze — Invest $1,000+ within the first two weeks and receive 5% bonus shares.

Early Silver — Invest $3,000+ within the first two weeks and receive 8% bonus shares.

Early Gold — Invest $5,000+ within the first two weeks and receive 12% bonus shares.

Early Platinum — Invest $8,000+ within the first two weeks and receive 13% bonus shares.

Early Diamond — Invest $10,000+ within the first two weeks and receive 15% bonus shares.

Mid Bronze — Invest $1,000+ between days 45-52 and receive 5% bonus shares.

Mid Silver — Invest $3,000+ between days 45-52 and receive 8% bonus shares.

Mid Gold — Invest $5,000+ between days 45-52 and receive 12% bonus shares.

Mid Platinum — Invest $8,000+ between days 45-52 and receive 13% bonus shares.

Mid Diamond — Invest $10,000+ between days 45-52 and receive 15% bonus shares.

Volume-Based Perks

Tier 1 Perk — Invest $1,000+ and receive $25.00 Richr Money Deposit.

Tier 2 Perk — Invest $3,500+ and receive a $105 Richr Money Deposit + 0.75% listing broker's fee when selling your home with Richr (Richr normal listing success fee of 1%).

Tier 3 Perk — Invest $5,000+ and receive all of above + Zoom session with founders, exclusive Meet the Team Dinner in Miami*, 2% cashback on purchase of any home + 3% bonus shares.

Tier 4 Perk — Invest $15,000+ and receive all of above + Miami Deep Sea Fishing Day Trip With the Executive Team* + 5% bonus shares.

Tier 5 Perk — Invest $25,000+ and receive all of above + 2 Box Seats For 1 Dolphins Reg Season Game at Hard Rock Stadium With the Executive Team* + 10% bonus shares.

Tier 6 Perk — Invest $50,000+ and receive 2 Lower Level Seats To a Reg Season Miami Heat Home Game At AA Arena With the Executive Team* + 15% bonus shares.

**Please note that travel and lodging expenses are not included in this offering. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient. Meetings with the Team, tickets to sports events, and deep-sea fishing trips are subject to Richr's schedule and availability and require prior confirmation from Richr.*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Owners' Bonus

Richr Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed IV Preferred Stock at $2.30 / share, you will receive 110 shares of Series Seed IV Preferred Stock, meaning you'll own 110 shares for $230. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed. Eligible investors will also receive the Owner’s Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Richr.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Glenn Orgin, co-founder and CEO of Richr. Three years ago, we embarked on a journey to address a fundamental question related to the home selling process, which is arguably the most significant financial decision in one's life. Why does selling a home have to be so expensive and complicated? More importantly, why does this pivotal moment often lack strategic financial planning?

The traditional home selling process, with its 6% commissions, is a relic of a bygone era. People are getting tired of having commissions shoved down their throat.

In today's world, fueled by the internet and abundant data, we believe there's a better way. A way that's not only cost-effective but also simple and empowering. Imagine a method where selling your home opens doors to enduring wealth and savings. That's the vision of Richr – a future where the sale of your home is the beginning of a lifelong journey towards financial prosperity.

At Richr, our mission goes beyond mere transactions. We aim to maximize wealth for home sellers. How? By empowering you to sell your home fast and for the best possible price, all while significantly reducing costs. And the journey doesn't end there. We provide a streamlined, long-term strategy to nurture and grow your money.

From marketing to negotiation, closing, and beyond – all for a 1% fee at closing. This approach transforms what's usually a one-time transaction into a lifelong partnership built on trust. With Richr, we strive to make your home selling experience a cornerstone for future wealth, financial security and prosperity for you and your family.

I’m Jason Rubin, co-founder and chief business development officer at Richr. Our journey at Richr is fueled by a singular obsession: to provide enduring value to every homeowner. We recognize that every homeowner's story is unique, but woven through each is a shared narrative – a quest for fairness, security, and the freedom to sell their home on their own terms. At Richr, we help transform this collective aspiration into a tangible reality.

Consider this: in 2022 alone, U.S. homeowners paid over $84 billion in commissions – we crafted Richr, a service designed to seamlessly empower homeowners to list their homes without the traditional dependency on agents.

At Richr we do not commission real estate agents. With over 700 transactions and counting - in fact, 4 out of 10 homes listed with us receive an offer within just three weeks, closing in about 50 days. We launched Richr Title in 2021. This tech-enabled title agency revolutionizes how sellers close – offering the freedom to do so from their very own home or even online.

But our mission extends beyond the sale. It's not just about selling a house; it’s about what you do with the proceeds. Richr Money is more than just a financial platform; it's an educational tool that aligns with and realizes your long-term financial aspirations.

For every day your home is listed on the market with us, Richr pays you. This innovative approach not only incentivizes the selling process but also kickstarts your journey towards achieving your financial goals.

At Richr, you don’t just sell smarter; you embark on a path to create and nurture wealth. You’re not just listing a property; you’re investing in your future.

Hello, I'm Serena Orgin, the real estate broker at Richr. Our vision at Richr is deeply rooted in authenticity and a commitment to transforming the home-selling experience. Typically, it involves multiple parties: a real estate agent, a separate title agent, but, notably, an absence of any financial advisor to guide you through one of life's most significant financial decisions. This fragmented approach often leads to frustration.

At Richr, we're not just challenging this status quo; we think we're completely reinventing it. We believe in the transformative power of change – changing not only how homes are sold but also how investments are managed and how our clients perceive their financial futures.

Imagine having the ability to schedule open houses, review offers online, and receive professional guidance throughout the entire process. When it's time to accept an offer, Richr is there to provide expert guidance every step of the way, right through to closing.

During the closing process, we introduce our clients to an innovative step – an online questionnaire designed to understand their financial goals.

This integrated approach isn't just a win for home sellers; it's the foundation of our goal to scale across the country. It represents a paradigm shift in real estate – a shift where the sale of a home becomes the starting point of a secure and prosperous financial journey.

With Richr, technology is not just a tool; it's a bridge to a future where efficiency, transparency, and customer empowerment are the norms. And we want you to be a part of this exciting journey.

Your investment in Richr is an investment in a future where real estate serves the homeowner like never before. With every dollar invested, you're not just supporting innovation, you're actively shaping the future of home selling and wealth management. Be a part of this transformative journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

RICHR INC.

THIRD RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Richr Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is Richr Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on October 15, 2018, and subsequently amended on December 11, 2019. On December 27, 2021, this corporation restated its certificate of incorporation (the "**First Restated Certificate of Incorporation**"). On September 20, 2023, this corporation restated the First Restated Certificate of Incorporation (the "**Second Restated Certificate of Incorporation**").

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Second Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> **RESOLVED**, that the Second Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Third Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Third Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Third Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 6th day of March 2024.

By: /s/ Glenn Orgin
Glenn Orgin, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:28 PM 03/06/2024
FILED 02:28 PM 03/06/2024
SR 20240905476 - File Number 7102892

Exhibit A

RICHR INC.

THIRD RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is Richr Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 555 East Loockerman Street, Suite 320, City of Dover, County of Kent, 19901 and the name of the registered agent of the corporation in the State of Delaware at such address is Platinum Filings LLC.

ARTICLE III: DEFINITIONS.

As used in this Third Restated Certificate (the "***Third Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Common Stock, voting exclusively and as a separate class.

"***Original Issue Price***" means as applicable, (a) $1.260197 per share for the Series Seed I Preferred Stock, (b) $1.844191 per share for the Series Seed II Preferred Stock, (c) $2.458922 per share for the Series Seed III Preferred Stock, and (d) $2.30 per share for the Series Seed IV Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of the Series Seed I Preferred Stock, the Series Seed II Preferred Stock, and the Series Seed III Preferred Stock, collectively (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 11,977,104, consisting of (a) 9,919,303 shares of Common Stock, $0.00001 per share and (b) 2,057,801 shares of Preferred Stock, $0.00001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Third Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Third Restated Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Third Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

158,704 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series Seed I Preferred Stock";

379,569 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series Seed II Preferred Stock";

793,028 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series Seed III Preferred Stock"; and

726,500 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series Seed IV Preferred Stock".

Each with the following rights, powers and privileges, and restrictions, qualifications and limitations, The Series Seed I Preferred Stock, the Series Seed II Preferred Stock, the Series Seed III Preferred Stock, and the Series Seed IV Preferred Stock may collectively be referred to as the "Series Seed Preferred Stock". Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) applicable the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. Except as provided by law or by the other provisions of this Third Restated Certificate, with respect to all matters upon which holders of stock are entitled to vote the holders of the outstanding shares of the Preferred Stock shall have no voting rights, including for the election of directors.

2.2 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Third Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Third Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(c) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(d) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(e) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.2.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Third Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Third Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Third Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Third Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Third Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Third Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Third Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Third Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article VIII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

Glenn Orgin <glenn@richr.com>

You're Invited: Take Part in Richr's Future

1 message

Glenn Orgin <glenn@richr.com> Tue, Dec 12, 2023 at 11:53 AM
To: glenn@richr.com, drew@richr.com, jason@richr.com

An exclusive invitation to own a part of Richr

Alan,

Imagine being more than just a client of Richr – becoming a part of our very foundation. This isn't just an invitation; it's a gateway to possibility. You have the exclusive opportunity to signal your interest in becoming an investor in Richr, a vibrant, expanding company revolutionizing home selling.

Why now?

Your early interest will send a powerful message to the investment community about Richr's potential and directly contribute to our growth across new states and the development of groundbreaking solutions for homeowners like you who don't want to pay high commissions.

Remember, this is to express interest.

There's no financial obligation at this stage – consider it a show of hands for potential investors ready to invest a minimum of $500 when the moment arrives.

Your engagement today shapes the Richr of tomorrow.

With anticipation,

Glenn Orgin
Richr Team

Express Your Interest Here

Curious about what's on the horizon for Richr? Dive into our vision with a personal message from Glenn Orgin, the visionary CEO of Richr

Register Your Interest In Richr Today

2627 NE 203rd St, Suite 202, Miami, FL 33180.

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Re: You're Invited: Take Part in Richr's Future

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Please note a correction to our prior message about our upcoming Reg CF offering:
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

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Glenn Orgin <glenn@richr.com>

Why Invest in Richr? Our Core Beliefs

1 message

Glenn Orgin <glenn@richr.com>
To: policyservices84@gmail.com
Sun, Nov 19, 2023 at 1:53 PM

An exclusive invitation to own a part of Richr

Jayson,

At Richr, our focus is on client-centricity, transparency, and trust. We believe in building lasting relationships and providing honest services.

Ready to invest in more than just real estate? Click here to register your interest in Richr's revolutionary approach.

Best,
Glenn Orgin
Richr Team

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Re: Why Invest in Richr? Our Core Beliefs

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richr

Please note a correction to our prior message about our upcoming Reg CF offering:
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

If you have any questions please contact us here.

Unscubscribe

richr

2627 NE 203rd St, Suite 202, Miami, FL 33180.

richr

Glenn Orgin <glenn@richr.com>

Success Stories: The Impact of Richr
1 message

Glenn Orgin <glenn@richr.com> Sat, Nov 18, 2023 at 1:58 PM
To: leihai.you@citadelsecurities.com

richr

An exclusive invitation to own a part of Richr

Leihai,

Hear from those who've experienced the Richr difference. Our clients' success stories are a testament to the impact and efficiency of our services.

Krystal Nicht, a Richr Seller recently said "*I hate everything that has to do with the process of buying and selling real estate, but Richr was truly a "one stop shop" experience and ultimately saved me (the seller, in this case), a lot of money! Thank you, Richr!*"

Inspired to join us? Click here to register your interest and become part of the Richr community.

Best,

Glenn Orgin
Richr Team

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Register Your Interest In Richr Today

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richr

2627 NE 203rd St, Suite 202, Miami, FL 33180.

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Re: Success Stories: The Impact of Richr

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richr

Please note a correction to our prior message about our upcoming Reg CF offering:
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

If you have any questions please contact us here.

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richr

2627 NE 203rd St, Suite 202, Miami, FL 33180.

Glenn Orgin <glenn@richr.com>

Revolutionize Real Estate with Richr

1 message

Glenn Orgin <glenn@richr.com> Fri, Nov 17, 2023 at 1:02 PM
To: davidmnew1@gmail.com

An exclusive invitation to own a part of Richr

David,

Discover how Richr is transforming the real estate landscape. Our comprehensive services - Richr Homes, Richr Title, and Richr Money - offer seamless, cost-effective solutions for every aspect of your real estate needs.

Join us in this journey to redefine real estate. Click here to register your interest and learn more about our revolutionary services.

Your engagement today shapes the Richr of tomorrow.

Best Regards,

Glenn Orgin
Richr Team

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2627 NE 203rd St, Suite 202, Miami, FL 33180.

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Re: Revolutionize Real Estate with Richr

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Please note a correction to our prior message about our upcoming Reg CF offering:
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

If you have any questions please contact us here.

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2627 NE 203rd St, Suite 202, Miami, FL 33180.

Glenn Orgin <glenn@richr.com>

Last Chance to Register Your Interest in Richr

1 message

Glenn Orgin <glenn@richr.com> Tue, Nov 21, 2023 at 3:06 PM
To: ascounsel@gmail.com

An exclusive invitation to own a part of Richr

Alan,

This is your final chance to be among the first to express interest in Richr's unique investment opportunity. Remember, registering your interest comes with no obligation.

Don't miss out. Click here to register your interest and be part of Richr's future.

Best Regards,

Glenn Orgin
Richr Team

Express Your Interest Here

Curious about what's on the horizon for Richr? Dive into our vision with a personal message from Glenn Orgin, the visionary CEO of Richr

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Re: Last Chance to Register Your Interest in Richr

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Please note that our prior Nov. 21, 2023 message incorrectly stated that it was your last chance to register your interest in investing in Richr. Our Testing the Waters period remains open leading up to the launch of our ancticipated Reg. CF offering.

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Glenn Orgin <glenn@richr.com>

Discover More About Investing in Richr

1 message

Glenn Orgin <glenn@richr.com>
To: jbeck@bergercommercial.com
Mon, Nov 20, 2023 at 3:08 PM

richr

An exclusive invitation to own a part of Richr

Jordan,

Learn more about Richr's innovative business model, revenue streams, and ambitious plans for the future.

Curious to know more? Click here to register your interest and explore the potential with Richr.

Best Regards,

Glenn Orgin
Richr Team

Express Your Interest Here

Curious about what's on the horizon for Richr? Dive into our vision with a personal message from Glenn Orgin, the visionary CEO of Richr

Register Your Interest In Richr Today

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2627 NE 203rd St, Suite 202, Miami, FL 33180.

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Re: Discover More About Investing in Richr

Source code Copy message

richr

Please note a correction to our prior message about our upcoming Reg CF offering:
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

If you have any questions please contact us here.

Unscubscribe

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richr

2627 NE 203rd St, Suite 202, Miami, FL 33180.

Glenn Orgin <glenn@richr.com>

Be a Part of Richr's National Expansion

1 message

Glenn Orgin <glenn@richr.com> Sat, Nov 18, 2023 at 12:59 PM
To: jon@jillszeder.com

An exclusive invitation to own a part of Richr

Jon,

Richr is poised for national expansion, and you can be a part of this exciting journey. Our innovative Richr Money service is a game-changer in real estate wealth management.

Don't miss this unique opportunity. Click here to register your interest and be a part of our growth story

Warm Regards,

Glenn Orgin
Richr Team

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Curious about what's on the horizon for Richr? Dive into our vision with a personal message from Glenn Orgin, the visionary CEO of Richr

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2627 NE 203rd St, Suite 202, Miami, FL 33180.

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Re: Be a Part of Richr's National Expansion

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Please note a correction to our prior message about our upcoming Reg CF offering:
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

If you have any questions please contact us here.

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richr

2627 NE 203rd St, Suite 202, Miami, FL 33180.

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Own a part of Richr's Future

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There is NO commitment to join our investor waitlist*

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Richr is excited to announce that we're considering a unique investment opportunity through crowdfunding, exclusively for our friends, family, and devoted customers. If you're interested in participating in our future fundraising endeavors and staying updated with our marketing communications, please sign up below. This is your chance to be part of our journey and invest in Richr's future.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.


Richr Crowd Fund Intro

ABOUT RICHR'S CROWDFUND

A message from our CEO

Show Interest Here

Be part of the Richr Revolution

Richr empowers home sale clients with an ***all-in-one*** service to market, clear title, and settle a home sale transaction. Richr builds a relationship that endures beyond a closing by helping clients invest home sale proceeds responsibly *and intelligently*.

Richr Homes

Richr Homes leverages the latest technology to market homes for sale, saving thousands while providing a seamless experience -- all for only 1% paid at closing.

Richr Title

A home sale doesn't end when a buyer and seller agree on price. With a complex closing and title process, ***Richr Title*** helps simplify the closing process while saving Sellers substantial money.

Richr Money

Richr Money provides Home Sellers with an automated way to maximize the impact of a home sale by providing timely investments and access to solutions tailored for home sale proceeds.

Why Invest?

Richr Is Ready To Expand Nationally

Richr has created a successful revenue earning business model by helping home sellers list, market, and close a home sale. Your investment will allow Richr to expand this lucrative footprint nationally, propelling its revenue along the way.

Richr Money: A First Of Its Kind

99% of Home Sellers do not have professionals managing their money. Richr money is the first to connect a home sale to wealth management. This represents over $23 billion annually, and an opportunity to ensure a lasting transactional relationship.

All Star Team With A Track Record Of Success

The Richr management team has over 60 years of experience combined across the Real Estate and Tech industries. Their unique skillsets give Richr a distinct advantage, as operations are scaled efficiently and effectively.



What Customers are saying...

★★★★★ ★★★★★ ★★★★★

"I hate everything that has to do with the process of buying and selling real estate, but Richr was truly a "one stop shop" experience and ultimately saved me (the seller, in this case), a lot of money! Thank you, Richr!"

Krystal

Sold in October 2023 and kept $18,600 in equity

"It didn't cost me anything, I got my property listed on the MLS, got a buyer, their realtor got 1% from us, and we just closed."

Aaron

Kept $9,600 in equity

"Serena and her team handled the sale of our home so professionally. We couldn't be more happy with the results. Using Richr saved us $15,000 in closing costs.

Having a Realtor who also is a title agent is one of the benefits I didn't put much thought into, but it saved money and made the process much easier."

Scott

Sold in August 2023 and kept $13,200 in equity

Richr has been featured in:

e Miami Herald | SOUTH FLORIDA BUSINESS JOURNAL | REFRESH MIAMI | THE REAL DE

What are you investing in?

richr

Richr Inc. encompasses 3 important revenue generating business units:

Richr Homes

Brokerage -- Richr Homes earns 1% listing commission.

Richr Title

Title and Closing Services -- Richr Title earns 70% of Title Insurance Commission collected.

Richr Money

Wealth Management -- Richr earns an AUM fee (0.5% to 1% per annum) in perpetuity for the total value of invested home sale proceeds managed.

By being a leading partner to buy, sell and invest home sale proceeds, Richr has a customer relationship that extends well beyond a single home sale and often includes multiple transactions.

Richr's Core Beliefs

With Richr, it's not just about ***what*** you're investing in; it's about ***who*** you're investing in.

Richr: More than Real Estate, It's a Revolution.

Join us in reimagining the future, where clients come first, and trust lasts a lifetime.

Client Centricity

We're not in the business of real estate. We're in the business of *maximizing wealth*. Every decision we make revolves around what's best for our clients in the long run.

Transparency & Trust

We build for the long run. No hidden fees, *no surprises*. Just honest services at honest prices.

Efficiency & Excellence

The real estate and wealth management industries are riddled with inefficiencies. We're here to change that. With Richr, expect a tech-enabled, streamlined, "*one-stop-shop*" experience, from start to finish.

Beyond the Sale

We don't believe in one-off relationships. With every home sold, a long-term *partnership* is forged. We're here for the now, and we're here for the future.

Own a part of Richr's Future

Fill out the form below to join our waitlist

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Register Your Interest Now

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*NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

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